Exhibit 99.72

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 1900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel: (604) 682-4002
Fax: (604) 682-4003

July 25, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Announces Restatement of Q2 and Q3 Financial Statements

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”). Further to its news releases dated November 30, 2010 and March 2, 2011, the Corporation has proceeded with a restatement of the financial statements it initially filed for the three month period ended June 30, 2010 (the “Q1 Restatement”) and the three and six month periods ended September 30, 2010 (the “Q2 Restatement”, with the Q1 Restatement, collectively, the “Restatements”). All currency in these reports is in Canadian dollars unless otherwise indicated.

The Restatements are being made to correct an adjustment to the amortization of the Corporation’s strip ratio over the life of the Corporation’s San Francisco Gold Mine located in Sonora, Mexico. The adjustments reflect an amortization over the life of the mine rather than accounting for it in the quarter it was incurred.

The net result of the Q1 Restatement is a reduction in cash costs to $US697 per ounce for the three month period ended June 30, 2010, and the net result of the Q2 Restatement is a reduction in cash costs to $US515 per ounce for the three and six month periods ended September 30, 2010.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contact:

Timmins Gold Corp.
Colin Sutherland
CFO
604-682-4002
colin@timminsgold.com
www.timminsgold.com